TMP Inland Empire VI

A California Limited Partnership

C/O Preferred Partnership Services

44700 Industrial Drive, Suite B

Fremont, CA 94358

Preferred Partnership Services toll-free 888-909-7774

October 12, 2006

Dear Limited Partner of TMP Inland Empire VI:

The MacKenzie Tender Offer

On October 2, 2006, a group of real estate investment funds managed or advised by MacKenzie Patterson Fuller, LP (collectively, the “Purchasers”) commenced an offer to purchase up to 100% of the outstanding units (“Units”) of TMP Inland Empire VI (the “Partnership”) at a price of $70 per Unit, less the amount of any distribution made or declared by the Partnership with respect to the Units between October 2, 2006, and October 30, 2006, or such later date as the Purchasers may select, in cash, without interest. We refer to the Purchasers’ offer in this letter as the “Tender Offer.” As of October 1, 2006, there were 11,500 Units outstanding. The address of the Purchasers, as disclosed in their recent U.S. Securities and Exchange Commission filing, is 1640 School Street, Moraga, California 94556.

Our Position

The Purchasers are not associated with TMP Inland Empire VI or the General Partners of the Partnership. Neither the Tender Offer nor the information contained in the Purchasers’ Offer to Purchase is endorsed by your Partnership or the General Partners. Whether to accept the Purchasers’ Tender Offer to purchase your Units is an individual decision that only you can make and, for that reason, the Partnership expresses no opinion on the Purchasers’ Tender Offer, neither recommending its acceptance nor its rejection. What is important is that you make an informed decision in considering whether to tender your Units to the Purchasers. In reviewing the Purchasers’ Tender Offer, please consider the following factors:

Factors to Consider

•	You are not obligated to take any action regarding this Tender Offer.

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We anticipate that the Partnership will make a distribution of approximately $300 per Unit when the Partnership’s one remaining property is sold. The property is currently in escrow, with escrow expected to close on October 25, 2006.

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By their own evaluation of the Units in your Partnership, the Purchasers believe them to be worth $164 per Unit, $94 more per Unit than the Purchasers are offering you for your Units in the Partnership.

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If you accept the Tender Offer and sell your Units to the Purchasers, according to the Purchasers, you will waive your right to resolve any dispute that may arise between you and the Purchasers (including any failure by the Purchasers to pay for your Units) in a court of law, including before a jury of your peers. Furthermore, even if you are a resident of a state other than California, the Purchasers could bring an action against you in California, to resolve any dispute between the Purchasers and you.

Whatever you do, do not make a hasty decision. Confer with your broker and/or financial and tax advisors before you decide if you wish to sell your Units now.

This letter does not constitute financial advice. The information in this letter does not take into account your personal financial objectives, financial situation or needs. It is therefore important that you seek your own advice on how to manage your investment in TMP Inland Empire VI. However if you have any further questions about matters raised in this letter, feel free to contact Preferred Partnership Services, toll-free, at 888-909-7774, or write to us at 44700 Industrial Drive, Suite B, Fremont CA 94538.

No person has been retained by the Partnership to make solicitations or recommendations in connection with the Purchasers’ Tender Offer. The General Partners and the Partnership’s investor services representatives will respond to inquiries made by limited partners of the Partnership with respect to the Tender Offer. None of these persons will receive extra compensation for their responding to such inquiries.

Sincerely,

William O. Passo

Anthony W. Thompson

Scott E. McDaniel

Co-General Partners

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